FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza: IDMC recommend early analysis of OlympiA

17 February 2021 07:00 GMT

IDMC has concluded that OlympiA trial of Lynparza crossed superiority boundary for invasive disease-free survival vs. placebo at planned interim analysis

OlympiA Phase III trial of Lynparza in the adjuvant treatment of BRCA-mutated high-risk HER2-negative early breast cancer will be analysed and reported early

The OlympiA Phase III trial for AstraZeneca and MSD's Lynparza will move to early primary analysis and reporting following a recommendation from the Independent Data Monitoring Committee (IDMC).

Based on the planned interim analysis, the IDMC concluded that the trial crossed the superiority boundary for its primary endpoint of invasive disease-free survival (iDFS) and demonstrated a sustainable, clinically relevant treatment effect for Lynparza versus placebo for patients with germline BRCA-mutated (gBRCAm) high-risk human epidermal growth factor receptor 2 (HER2)-negative early breast cancer, and recommend primary analysis now take place.

The OlympiA Phase III trial is a partnership between Breast International Group (BIG), NRG Oncology, the US National Cancer Institute (NCI), Frontier Science & Technology Research Foundation (FSTRF), AstraZeneca and MSD.1 The trial is sponsored by NRG Oncology in the US and by AstraZeneca outside the US.

An estimated 2.3 million women were diagnosed with breast cancer worldwide in 2020, and BRCA mutations are found in approximately 5% of breast cancer patients.2-10 Around 55-65% of women with a BRCA1 mutation and approximately 45% with a BRCA2 mutation will develop breast cancer before the age of 70.11

Andrew Tutt, Global Chair of the OlympiA Phase III trial and Professor, Institute of Cancer Research and Kings College London, said: "We are delighted that our global academic and industry partnership has been able to help investigate a possible personalised treatment for women with hereditary breast cancer. The most common cause of hereditary breast cancer is an inherited mutation in the BRCA1 or BRCA2 genes which also may cause the disease to develop at a significantly earlier age than is usual. The OlympiA trial has allowed us to go beyond using genetic testing to identify patients who are at risk of this disease and explore the potential of Lynparza to prevent disease recurrence for these patients. We look forward to analysing and presenting the full results of the trial at a forthcoming medical meeting."

José Baselga, Executive Vice President, Oncology R&D, said: "Breast cancer remains one of the most common cancers globally and despite advances in treatment, many patients with high-risk disease will unfortunately develop a recurrence. We look forward to reviewing the results."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: " Analysis of the OlympiA trial, based upon the IDMC recommendation, could represent a potential step forward for patients with early-stage, high-risk primary breast cancer with a germline BRCA mutation."

In its communication, the IDMC did not raise any new safety concerns. The trial will continue to assess the key secondary endpoints of overall survival and distant disease-free survival.

Early breast cancer
Breast cancer is the most common cancer among women worldwide and an estimated 90% of all breast cancer is diagnosed at an early stage.12,13 Breast cancer is one of the most biologically diverse tumour types with various factors fuelling its development and progression.14 The discovery of biomarkers in the development of breast cancer has greatly impacted scientific understanding of the disease.15

BRCA1 and BRCA2
BRCA1 and BRCA2 (breast cancer susceptibility genes 1/2) are human genes that produce proteins responsible for repairing damaged DNA and play an important role maintaining the genetic stability of cells. When either of these genes is mutated or altered such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer and confer sensitivity to PARP inhibitors including Lynparza.16-19

OlympiA
OlympiA is a Phase III, double-blind, parallel group, placebo-controlled, multicentre trial testing the efficacy and safety of Lynparza tablets versus placebo as adjuvant treatment in patients with gBRCAm high-risk HER2-negative early breast cancer, who have completed definitive local treatment and neoadjuvant or adjuvant chemotherapy. The primary endpoint of the trial is iDFS defined as time from randomisation to date of first treatment failure that is loco-regional or distant recurrence or new cancer or death from any cause.1

NRG Oncology
NRG Oncology is a network group funded by the NCI, a part of the National Institutes of Health. All of the NCI funded network groups participated in the trial. The NCI and AstraZeneca are collaborating under a Cooperative Research and Development Agreement.

NRG Oncology brings together the National Surgical Adjuvant Breast and Bowel Project, the Radiation Therapy Oncology Group, and the Gynaecologic Oncology Group, with the mission to improve the lives of cancer patients by conducting practice-changing multi-institutional clinical and translational research.

BIG
The Breast International Group (BIG) is an international not-for-profit organisation for academic breast cancer research groups from around the world, based in Brussels, Belgium.

Founded by leading European opinions leaders in 1999, the organisation aims to address fragmentation in European breast cancer research and now represents a network of over 55 like-minded research groups affiliated with specialised hospitals, research centres and leading experts across approximately 70 countries on six continents.

BIG's research is supported in part by its philanthropy unit, known as BIG against breast cancer, which is used to interact with the general public and donors, and to raise funds for BIG's purely academic breast cancer trials and research programmes.

FSTRF
Frontier Science & Technology Research Foundation (FSTRF) is a non-profit, research organisation which supports research networks, pharmaceutical companies and investigators to conduct scientifically meaningful high-quality clinical trials. The OlympiA trial involved research staff in the US and in the Affiliate office in Scotland.

FSTRF works with scientists and technicians in more than 800 laboratories, universities and medical centres around the world to provide a comprehensive range of research services throughout the clinical trial process including design, analysis and reporting.

Through its work, FSTRF aims to advance the application of statistical science and practice and data management techniques in science, healthcare and education.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in the US, EU and Japan as a 1st-line maintenance treatment with bevacizumab for patients with homologous recombination deficient (HRD)-positive advanced ovarian cancer (BRCAm and/or genomic instability). Lynparza is approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. It is also approved in the US, the EU, Japan and several other countries for the treatment of gBRCAm metastatic pancreatic cancer. Lynparza is approved in the US for HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm and other HRR gene mutations) and in the EU and Japan for BRCAm metastatic castration-resistant prostate cancer. Regulatory reviews are underway in several countries for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 40,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment. AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and the next-generation selective estrogen receptor degrader (SERD) and potential new medicine camizestrant (AZD9833). PARP inhibitor, Lynparza is a targeted treatment option for metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD continue to research Lynparza in metastatic breast cancer patients with an inherited BRCA mutation and are exploring new opportunities to treat these patients earlier in their disease state.

Building on the first approval of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody-drug conjugate (ADC), in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings. To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, assessing the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. ClinicalTrials.gov. Olaparib as Adjuvant Treatment in Patients with Germline BRCA Mutated High Risk HER2 Negative Primary Breast Cancer (OlympiA). Available at https://clinicaltrials.gov/ct2/show/NCT02032823. Accessed February 2021.
2. GLOBOCAN. Breast Cancer. Available at https://gco.iarc.fr/today/data/factsheets/cancers/20-Breast-fact-sheet.pdf. Accessed February 2021.
3. Gomes M.C, et al. Prevalence of BRCA1 and BRCA2 Mutations in Breast Cancer Patients from Brazil. Breast Cancer Res Treat. 2007 Jul;103(3):349-53.
4. Hernandez J.E, et al. Prevalence of BRCA1 and BRCA2 Mutations in Unselected Breast Cancer Patients from Medellín, Colombia. Hered Cancer in Clin Pract. 2014;12:11.
5. Bu R, et al. Identification of Novel BRCA Founder Mutations in Middle Eastern Breast Cancer Patients Using Capture and Sanger Sequencing Analysis. Int J Cancer. 2016;139:1091-1097.
6. Abugattas J, et al. Prevalence of BRCA1 and BRCA2 Mutations in Unselected Breast Cancer Patients From Peru. Clin Genet. 2015 October;88(4):371-375.
7. Kast K, et al. Prevalence of BRCA1/2 Germline Mutations in 21,401 Families with Breast and Ovarian Cancer. J Med Genet. 2016;53:465-471.
8. Winter C, et al. Targeted Sequencing of BRCA1 and BRCA2 Across a Large Unselected Breast Cancer Cohort Suggests That One-third of Mutations Are Somatic. Ann Oncol. 2016;27:1532-1538.
9. Hoberg-Vetti H, et al. BRCA1/2 Testing in Newly Diagnosed Breast and Ovarian Cancer Patients Without Prior Genetic Counselling: the DNA-BONus Study. Eur J HumGenetic. 2016;24:881-888.
10. Kim R, et al. Incidence of germline BRCA1- and BRCA2-mutated Breast Cancer in the US. SABCS. 2017;poster P5-08-28.
11. National Breast Cancer Foundation. BRCA: The Breast Cancer Gene. Available at https://www.nationalbreastcancer.org/what-is-brca. Accessed February 2021.
12. SEER. SEER Cancer Statistics Review, 1975-2013. Available at http://seer.cancer.gov/csr/1975_2013/. Accessed February 2021.
13. Bertozzi S, et al. Biomarkers in Breast Cancer. Intechopen. 2018.
14. Yersal O, and Barutca S. Biological Subtypes of Breast Cancer: Prognostic and therapeutic implications. World J Clin Oncol. 2014;5(3):412-424.
15. Rivenbark A, et al. Molecular and Cellular Heterogeneity in Breast Cancer: Challenges for Personalized Medicine. Am J Pathol. 2013;183(4):1113-1124.
16. Roy R, et al. BRCA1 and BRCA2: Different Roles in a Common Pathway of Genome Protection. Nat Rev Cancer. 12(1):68-78.
17. Wu J, et al. The Role of BRCA1 in DNA Damage Response. Protein Cell. 2010;1(2):117-123.
18. Gorodetska I, et al. BRCA Genes: The Role in Genome Stability, Cancer Stemness and Therapy Resistance. J Cancer. 2019;10(9):2109-2127.
19. Li H, et al. PARP Inhibitor Resistance: The Underlying Mechanisms and Clinical Implications. Mol Cancer. 2020;19:107.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary